Filed Pursuant To Rule 433

Registration No. 333-217785

October 10, 2017

SPDR® Gold Shares ETF Capital Markets Perspective

INVESTMENT PROFESSIONAL USE ONLY

GLD

SPDR Gold Shares (GLD®) was the first US-listed gold bullion-backed exchange traded fund (ETF). Other products have launched since GLD's 2004 debut, so for institutional investors, understanding that there are many factors to consider when choosing a gold ETF is of paramount importance.

Liquidity

One factor to consider for institutional investors is the market size, because trading volume is a key determinant of cost. GLD is the most traded gold ETF in the US, with a 12-month average daily notional trading volume 9 times higher than its closest competitor.

12-Month Average Daily Notional Trading Volume

GLD $967,306,711	**IAU** $103,200,828

Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 9/30/2017.

The trading volume table above includes GLD and its biggest US-listed competitor in terms of assets under management, the iShares Gold Trust (IAU). Inception dates: GLD: 11/18/2004, IAU: 1/21/2005.

Higher liquidity tightens bid-ask spreads, lowering trading costs for investors, whether they are buying, selling or rebalancing. Also, each share of GLD amounts to about 10 times more gold exposure than shares of IAU, GLD's biggest competitor by assets.[1] That means that for any given transaction, total per-share trading costs associated with the same amount of gold exposure are about 10 times less using GLD than using IAU. That's why the bid-ask spread on GLD, measured in basis points, is lower than IAU's in the following table.

Bid/Ask Spread Comparison

	GLD	IAU
Share Price	$121.58	$12.31
Bid/Ask Spread ($)	0.01	0.01
Bid/Ask Spread (bps)	**0.84**	**8.13**

Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 9/30/2017.

Share price is as of 9/30/2017. Bid/Ask Spread data is for the month of September 2017.

The table above shows GLD and its biggest US-listed competitor, the iShares Gold Trust (IAU). Inception dates: GLD: 11/18/2004, IAU: 1/21/2005.

Trading Comparison

GLD's higher share price is also a factor in its advantage for large investors. Compare a hypothetical $1 million dollar investment in GLD versus IAU. The same $1 million investment buys 8,225 shares of GLD, compared to 81,235 shares of IAU. Because investors need to buy roughly 10 times as many shares of IAU as GLD shares for similar gold exposure, costs related to bid-ask spreads and commissions are 10 times as much on IAU than on GLD, when those fees are paid on a per-share basis.

Gold Exposure Comparison

	GLD	IAU
Investment	$1,000,000	$1,000,000
Share Price	$121.58	$12.31
Bid/Ask Spread	$0.01	$0.01
Trading Cost	$83.56	$813.01
Shares Purchased	**8,225**	**81,235**

Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 9/30/2017.

Options Liquidity

Trading GLD options is less expensive for the same reasons as trading GLD shares. GLD's options market is more than 2,799 times larger than its closest competitor, IAU, as the table below shows. The higher volume means tighter spreads and lower trading costs using GLD options versus using IAU options.

Also, the trading costs related to options is subject to the same per-share realities as trading GLD shares. For the same-sized transaction, the total bid-ask spread costs trading GLD options will be about one-tenth as much as using IAU options.

Notional Options Open Interest

GLD $40,661,215,200	**IAU** $14,525,800

Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 9/30/2017.

STATE STREET GLOBAL ADVISORS
SPDR

WORLD GOLD COUNCIL

SPDR® Gold Shares ETF Capital Markets Perspective State Street Global Advisors Securities Lending Revenue Securities lending can potentially offset costs for institutional investors because of the revenues it can generate. The average amount on loan of GLD shares from October 2016 through September 2017 was $362 million, compared to $94 million for IAU. It is key to note that the gold backing GLD’s shares is never traded, leased or loaned. 1 At GLD’s inception, each GLD share represented about 0.10000 of a troy ounce of gold. But accumulated expenses related to GLD’s expense ratio has caused this relationship to shift over time. As of 9/30/2017, each GLD share equaled about 0.09504 of a troy ounce of gold. After IAU’s 10-for-1 share split, payable June 23, 2010, one IAU share represented about 0.01000 of a troy ounce of gold. This relationship, too, has shifted over time due to accumulated expenses related to IAU’s expense ratio. As of 9/30/2017, each IAU share equaled about 0.00961 of a troy ounce of gold. Securities Lending Revenue Comparison GLD IAU Average Total Balance ($m) $361.76 $93.80 Average Utilization Rate (%) 18.28 37.43 Average Security Lending Fee (bps) 11.83 25.01 Source: Markit, State Street Global Advisors, as of 9/30/2017.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.